Exhibit 99.18

CI FINANCIAL CORP.

Report on Voting Results

Section 11.3 of National Instrument 51-102

The following discloses the voting results of the annual and general meeting of the shareholders of CI Financial Corp. (the “Corporation”) held on June 24, 2019. Shareholders holding an aggregate of 190,339,337 common shares (79.17% of outstanding shares) were present or represented by proxy at the meeting.

1.	Election of Directors

Each of the following nominees was elected as a director of the Corporation to serve until the close of the next annual meeting of the shareholders:

Nominee	Votes For	% For	Votes Withheld	% Withheld
Peter W. Anderson	187,402,529	99.08%	1,745,961	0.92%
William E. Butt	183,207,433	96.86%	5,941,057	3.14%
Brigette Chang-Addorisio	182,274,088	96.37%	6,874,402	3.63%
William T. Holland	184,444,265	97.51%	4,704,225	2.49%
David P. Miller	159,008,696	84.07%	30,139,794	15.93%
Tom P. Muir	187,933,559	99.36%	1,214,931	0.64%
Sheila A. Murray	159,264,881	84.20%	29,883,609	15.80%
Paul J. Perrow	187,711,303	99.24%	1,437,187	0.76%

2.	Appointment of Auditors

Shareholders re-appointed Ernst & Young LLP as the auditors of the Corporation to hold office until the close of the next annual meeting of the shareholders.

Outcome	Votes FOR	%	Votes WITHHELD	%

Carried	185,032,254	97.37%	5,007,520	2.63%

3.	Say on Executive Compensation

On an advisory basis, Shareholders accepted the approach to executive compensation disclosed in the Management Information Circular dated May 8, 2019.

Outcome	Votes FOR	%	Votes AGAINST	%

Carried	139,198,512	73.61%	49,907,888	26.39%

For additional information, please see the Management Information Circular.

DATED the 25th day of June, 2019.

“Bradley R. Howard”
Bradley R. Howard
Corporate Secretary
CI Financial Corp.